HellerEhrman

January 19, 2006

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

42538\0001\02

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-34905

Re: Universal Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Universal Holdings Limited (the "Company"), SEC File No. 82-34905, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the First Tranche Convertible Note, dated January 9, 2006, published (in English language) in China Daily and published (in Chinese language) in Hong Kong Economic Times, both on January 10, 2006;

(2) The Company's announcement regarding the dissolution of Prime Pacific and Gold Pagoda, dated January 4, 2006, published (in English language) in China Daily and published (in Chinese language) in Hong Kong Economic Times, both on January 5, 2006; and

(3) The Company's announcement regarding the First Tranche Convertible Note, dated December 1, 2005, published (in English language) in China Daily and published (in Chinese language) in Hong Kong Economic Times, both on December 2, 2005.

dlw 1/24

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Universal Holdings Limited

TO > UNIVERSAL • ATTN > MR JASON CHAN • TEL > 2585 7123 • FAX > 2585 7188 • TRANSLATOR > CLIENT
1ST PROOF • JOB > UNIVERSAL • NAME > E0601037 ANN • DATE > 09-01-06 • INTERNAL REF. > 0601037(SAM)-01(SAM) SIZE > 21 CM (W) X 29.7 CM (H)

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 31 May 2005. The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 December 2005 to 31 December 2005.

Reference is made to the announcement of the Company dated 31 May 2005 in respect of, among other things, completion of the UHL SP Agreement. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 December 2005 to 31 December 2005 and that during such period the Company has not issued any new Shares. As at 31 December 2005, the principal amount of the First Tranche Convertible Note remained HK$103,984,694. As at 1 December 2005, the number of issued Shares was 9,916,474,028 which was the same number of Shares in issue as at 31 December 2005.

As at the date of this announcement, the board of directors of the Company comprised Mr. Ko Chun Shun, Johnson (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Dong Ping (executive Director) Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Jason Chan
Company Secretary

Hong Kong, 9 January 2005

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

公佈

謹此提述本公司於二零零五年五月三十一日刊發之公佈。本公司謹知會股東並無第一批可換股票據於二零零五年十二月一日至二零零五年十二月三十一日期間內獲兑換。

謹此提述本公司於二零零五年五月三十一日就有關(其中包括)完成友利買賣協議而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東並無第一批可換股票據於二零零五年十二月一日至二零零五年十二月三十一日期間內獲兑換，而於該段期間，本公司並無發行任何新股份。於二零零五年十二月三十一日，第一批可換股票據之本金額仍為103,984,694港元。於二零零五年十二月一日，已發行股份數目為9,916,474,028股，此與於二零零五年十二月三十一日之已發行股份數目相同。

於本公佈日期，本公司董事會包括高振順先生(主席兼執行董事)、沈嘉奕先生(署理行政總裁兼執行董事)、董平先生(執行董事)、蔡東豪先生及張釗榮先生(各為非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零五年一月九日

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

ANNOUNCEMENT

The board of Directors announced that on 4 January 2006, the Company has resolved to implement a series of group restructuring, including, the re-allocations of certain assets within the group's subsidiaries and to dispose of or to dissolve certain dormant and inactive companies. The Restructuring can contribute to minimize the administration cost and to enable the Group to utilize the internal resources more efficiently. Among other things, Prime Pacific and Gold Pagoda will be dissolved. Prime Pacific directly owns 118,403,418 DVN Shares. Upon the Dissolution, the 118,403,418 DVN Shares held by Prime Pacific will be distributed to Prime Gold and a wholly-owned subsidiary of the Company respectively according to their proportionate interests. The Dissolution will not change the Group's effective interests in DVN.

The corresponding cost of Restructuring is expected to be insignificant and there will be no effective change to the asset and business portfolio of the Group.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The board of Directors announced that on 4 January 2006, the Company has resolved to implement a series of group restructuring, including, the re-allocations of certain assets within the group's wholly-owned subsidiaries and to dispose of certain dormant and inactive companies.

As part of the Restructuring, Prime Pacific and Gold Pagoda will be dissolved.

DISSOLUTION OF PRIME PACIFIC AND GOLD PAGODA

Prime Pacific is a company owned as to 67% by Gold Pagoda and 33% by Prime Gold. As at the date hereof, Prime Pacific holds 118,403,418 DVN Shares (representing approximately 20.3% of the shareholding interests of DVN). Besides Prime Pacific, the Group also holds 33,988,522 DVN Shares (representing approximately 5.8% of the shareholding interests of DVN) through its other wholly-owned subsidiaries. Upon the Dissolution, the 118,403,418 DVN Shares held by Prime Pacific will be distributed to Prime Gold and a wholly-owned subsidiary of the Company respectively according to their proportionate interests. The extract of the Group's structure and the respective holdings of DVN Shares are illustrated below:

Before dissolution of Prime Pacific and Gold Pagoda


Company
100%
100%
Prime Gold
Gold Pagoda
Other subsidiaries
33%
67%
Prime Pacific
118,403,418 shares (20.3%)
33,988,522 shares (5.8%)
DVN

After dissolution of Prime Pacific and Gold Pagoda


Company
100%
Other subsidiaries
Prime Gold
113,318,812 shares (19.4%)
39,073,128 shares (6.7%)
DVN

REASONS AND IMPACT ON THE RESTRUCTURING

The existing group structure of the Company consists of a few dormant or inactive companies and the Group has incurred both financial and human resources to maintain these companies from time to time. Besides the holding of the DVN Shares, Prime Pacific and Gold Pagoda do not have any other asset or do not engage in other business. The Board believes that the Restructuring can contribute to minimize the administration cost, and to enable the Group to utilize the internal resources more efficiently.

Save for the relevant cost in relation to the Dissolution (if any) which will be borne by the Company and Prime Gold according to their proportionate interests, the Dissolution will not have any impact on the financial results or the net asset value of the Group as the Group's effective interests in DVN does not change. The corresponding cost of the Restructuring is expected to be insignificant and there will be no effective change to the asset and business portfolio of the Group. Other than the aforesaid, the Restructuring does not involve any other acquisition or disposal.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As at the date hereof, the Board comprises Mr. Ko Chun Shun Johnson as Chairman, Mr. Shen Ka Yip Timothy and Mr. Dong Ping as executive directors, Tsoi Tong Hoo Tony, Mr. Cheong Chow Yin as non-executive directors and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive directors.

DEFINITIONS

"Board"	the Board of Directors of the Company
"Company"	Universal Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange
"Directors"	the directors of UHL
"Dissolution"	The dissolution of Prime Pacific and Gold Pagoda as described in this announcement
"DVN"	DVN (Holdings) Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the main board of the Stock Exchange
"DVN Shares"	the ordinary shares of DVN
"Gold Pagoda"	Gold Pagoda Incorporated., a company incorporated in the British Virgin Islands and is an indirect wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Mr. Ko"	Mr. Ko Chun Shun, Johnson, being the Chairman of the board of Directors
"Prime Gold"	Prime Gold International Limited, a company incorporated in the British Virgin Islands and is ultimately beneficially owned as to 82.45% by Mr. Ko
"Prime Pacific"	Prime Pacific International Limited, a company incorporated in the British Virgin Islands and is beneficially owned as to 67% by Gold Pagoda and 33% by Prime Gold
"Restructuring"	the restructuring of the Group, as described in this announcement

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan Jason
Company Secretary

Hong Kong, 4 January 2006

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)
(股份代號：419)

公佈

董事會於二零零六年一月四日公佈，本公司已議決實行連串集團重組，包括重新分配集團內附屬公司之若干資產及出售或解散若干閒置及暫無營業之公司。重組可有助減低行政費用，令本集團得以更有效運用內部資源。其中Prime Pacific及Gold Pagoda將會解散。Prime Pacific直接擁有118,403,418股天地數碼股份。於解散後，Prime Pacific所持之118,403,418股天地數碼股份將分別根據彼等之權益比例分配予Prime Gold及本公司一間全資附屬公司。解散不會令本集團於天地數碼之實際權益有所變動。

預期重組之相應費用並不重大，且不會對本集團之資產及業務組合造成實際變動。

本公佈乃根據香港聯合交易所有限公司證券上市規則第13.09(1)條而作出。

董事會於二零零六年一月四日公佈，本公司已議決實行連串集團重組，包括重新分配集團內全資附屬公司之若干資產及出售若干閒置及暫無營業之公司。

作為重組之部分，Prime Pacific及Gold Pagoda將會解散。

解散PRIME PACIFIC及GOLD PAGODA

Prime Pacific為由Gold Pagoda及Prime Gold分別擁有67%及33%之公司。於本公佈日期，Prime Pacific持有118,403,418股天地數碼股份(佔天地數碼之股權約20.3%)。除Prime Pacific外，本集團亦透過其他全資附屬公司持有33,988,522股天地數碼股份(佔天地數碼之股權約5.8%)。於解散後，Prime Pacific所持之118,403,418股天地數碼股份將分別根據彼等之權益比例分配予Prime Gold及本公司一間全資附屬公司。本集團之架構及分別所持之天地數碼股份摘要說明如下：

於解散Prime Pacific及Gold Pagoda前


本公司
100%
100%
Prime Gold
Gold Pagoda
其他附屬公司
33%
67%
Prime Pacific
118,403,418 股股份
(20.3%)
33,988,522 股股份
(5.8%)
天地數碼

於解散Prime Pacific及Gold Pagoda後


本公司
100%
其他附屬公司
Prime Gold
113,318,812 股股份
(19.4%)
39,073,128 股股份
(6.7%)
天地數碼

重組之理由及影響

本公司之現行集團架構包括若干閒置或暫無營業之公司，而本集團為繼續保持該等公司，不時產生財務及人力資源之負擔。除持有天地數碼股份外，Prime Pacific及Gold Pagoda並無任何其他資產，亦無從事其他業務。董事會相信，重組可有助減低行政費用，令本集團得以更有效運用內部資源。

除本公司及Prime Gold將根據彼等之權益比例承擔有關解散之相關費用(如有)外，由於本集團於天地數碼之實際權益並無變動，故解散將不會對本集團之財務業績或資產淨值構成任何影響。預期重組之相應費用並不重大，且不會對本集團之資產及業務組合造成實際變動。除上述者外，重組並無涉及任何其他收購或出售。

本公佈乃根據香港聯合交易所有限公司證券上市規則第13.09(1)條而作出。

於本公佈日期，董事會包括主席高振順先生、執行董事沈嘉奕先生及董平先生、非執行董事蔡東豪先生及張鈞榮先生，以及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士。

釋義

「董事會」	指	本公司董事會
「本公司」	指	友利控股有限公司，於開曼群島註冊成立之有限公司，其普通股於聯交所主板上市
「董事」	指	友利董事
「解散」	指	本公佈所述之解散Prime Pacific及Gold Pagoda
「天地數碼」	指	天地數碼(控股)有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「天地數碼股份」	指	天地數碼之普通股
「Gold Pagoda」	指	Gold Pagoda Incorporated.，於英屬處女群島註冊成立之公司，為本公司之間接全資附屬公司
「本集團」	指	本公司及其附屬公司
「高先生」	指	高振順先生，為董事會主席
「Prime Gold」	指	Prime Gold International Limited，於英屬處女群島註冊成立之公司，由高先生最終實益擁有82.45%
「Prime Pacific」	指	Prime Pacific International Limited，於英屬處女群島註冊成立之公司，由Gold Pagoda及Prime Gold分別實益擁有67%及33%
「重組」	指	本公佈所述之本集團重組

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年一月四日

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 31 May 2005. The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 November 2005 to 30 November 2005.

Reference is made to the announcement of the Company dated 31 May 2005 in respect of, among other things, completion of the UHL SP Agreement. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 November 2005 to 30 November 2005 and that during such period the Company has not issued any new Shares. As at 30 November 2005, the principal amount of the First Tranche Convertible Note remained HK$103,984,694. As at 1 November 2005, the number of issued Shares was 9,916,474,028 which was the same number of Shares in issue as at 30 November 2005.

As at the date of this announcement, the board of directors of the Company comprised Mr. Ko Chun Shun, Johnson (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Dong Ping (executive Director) Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Jason Chan
Company Secretary

Hong Kong, 1 December 2005

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

公佈

謹此提述本公司於二零零五年五月三十一日刊發之公佈。本公司謹知會股東並無第一批可換股票據於二零零五年十一月一日至二零零五年十一月三十日期間內獲兑換。

謹此提述本公司於二零零五年五月三十一日就有關(其中包括)完成友利買賣協議而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東並無第一批可換股票據於二零零五年十一月一日至二零零五年十一月三十日期間內獲兑換，而於該段期間，本公司並無發行任何新股份。於二零零五年十一月三十日，第一批可換股票據之本金額仍為103,984,694港元。於二零零五年十一月一日，已發行股份數目為9,916,474,028股，此與於二零零五年十一月三十日之已發行股份數目相同。

於本公佈日期，本公司董事會包括高振順先生(主席兼執行董事)、沈嘉奕先生(署理行政總裁兼執行董事)、董平先生(執行董事)、蔡東豪先生及張釗榮先生(各為非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零五年十二月一日